SIDLEY AUSTIN BROWN & WOOD

BEIJING BRUSSELS CHICAGO DALLAS GENEVA HONG KONG LONDON	39TH FLOOR, TWO INTERNATIONAL FINANCE CENTRE 8 FINANCE STREET CENTRAL, HONG KONG TELEPHONE (852) 2509-7888 FACSIMILE (852) 2509-3110 www.sidley.com FOUNDED 1866	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE TOKYO WASHINGTON, D.C.

WRITER’S DIRECT NUMBER (852) 2509-7865		wRITER’S E-MAIL ADDRESS htli@sidley.com

Our Ref: 30198-00004		September 12, 2005

Via EDGAR & By Fax

Michael Coco, Esq.

Office of International Corporate Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	China Development Bank
Registration Statement on Schedule B
File no. 333-127652

Dear Mr. Coco:

On behalf of the China Development Bank (“CDB”), we would like to express our appreciation for the Staff’s attention to CDB’s shelf registration statement on Schedule B (file no. 333-127652) filed with the SEC on August 18, 2005.

Set forth below are CDB’s responses to the Staff’s comments on the shelf registration statement. For your convenience, we have included the Staff’s comments in this response letter in italics.

General

1.	Please refer to the first comment in our letter dated August 30, 2004, and the first comment in our letter dated September 15, 2004, issued in connection with your Registration Statement on Schedule B filed on July 30, 2004. With a view to disclosure, please describe any changes in your operations, or in your relationships with the People’s Republic of China central government, the People’s Bank of China, the China Export-Import Bank, other entities or other countries, that would cause you to respond differently to those comments in connection with the current filing than you did in your letters of September 8, 2004 and September 16, 2004 regarding the prior registration statement. Detail for us the respects in which you would respond differently regarding the current filing. If your responses with regard to the current filing would not differ from your prior responses, please so state.

Partners: Balbir Bindra • Constance Choy • Eric Ho • Gloria Lam • Huanting Timothy Li • Gordon Ng

Consultants: Charles W. Allen • Ada Leung • Arun Nigam

Registered Foreign Lawyers: William O. Fifield (Texas)* • Dohyong Kim (New York)* • G. Matthew Sheridan (New York)* • Effie Vasilopoulos (Australia)* Ben B. Hur (Korea)§ • Jason T. Kuo (New York)§ • Ming-Yung Lam (PRC)§

* Partners of Sidley Austin Brown & Wood LLP

§ Foreign Legal Consultants

SIDLEY AUSTIN BROWN & WOOD		HONG KONG

To:	Michael Coco, Esq.	September 12, 2005
Page:	2

CDB wishes to supplementally advise the Staff that CDB’s responses contained in its letters of September 8, 2004 and September 16, 2004 regarding the first comment in your letter dated August 30, 2004 and the first comment in your letter dated September 15, 2004, respectively, remain current, including the confirmation that the proceeds for this offering will not be used, directly or indirectly, to fund or support financing or credit arrangements in or with any country identified by the U.S. State Department as state sponsors of terrorism or subject to sanctions administered by the U.S. Treasury Department’s Office of Financial Assets Control (“OFAC”). In addition, CDB would also like to draw the Staff’s attention to the form Underwriting Agreement Basic Terms filed by CDB as Exhibit C to the current registration statement, which contains the following representation by CDB to the underwriters:

Neither the Bank nor any of its subsidiaries has, directly or indirectly, engaged in any transaction with the government of Burma (Myanmar), Cuba, Iraq, Iran, Libya, Liberia, North Korea, Sudan, Syria, Western Balkans countries, Zimbabwe or any “Specially Designated National,” any “Blocked Person” or any other person, entity or government subject to sanctions under any of the foreign assets control regulations of the United States Treasury Department or any enabling legislation or executive order relating thereto in violation of such regulation, enabling legislation or executive order.

2.	We note that more than Rmb 28.5 million of your balances, including cash and cash equivalents, resides with the PBOC (see Note 9 on page F-22). We also note the statement under the heading “Institutional Arrangement” on the PBOC website that all capital of the PBOC is invested and owned by the PRC. Please refer to comments noted above and China’s investments in, among other countries, Iran and Sudan (see “China Invests Heavily in Sudan’s Oil Industry” Washington Post (December 23, 2004) and “Global Race is on to Snag Oil Supplies” The Seattle Times (May 1, 2005)). Advise us whether funds from your operations, including balances held by the PBOC, may be used, directly or indirectly, by the PBOC, China Exim Bank or other Chinese governmental entities to fund or support financing or credit arrangements in or with Sudan, Iran or other countries that have been identified by the U.S. State Department as state sponsors of terrorism. Please advise us of the materiality of any such direct or indirect funding, and whether the existence of such an arrangement poses a material investment risk to potential investors and existing note holders.

CDB wishes to supplementally advise the Staff that the PBOC, as the central bank of China, also performs funds clearing functions among banks in China. CDB, like many other banks in China, maintains an account with the central bank for clearing purposes. On December 31, 2004, CDB had a balance of Rmb 28.5 million (approximately US$3.4 million) in this account. Such balance represented approximately 0.0018% of CDB’s total assets as of December 31, 2004.

As we noted before to the Staff, the PBOC, as the central bank of China, manages China’s monetary policy and China’s foreign currency reserves. It operates within the framework of its statutory mandate embodied in the PRC Law on the People’s Bank of China adopted by the National People’s Congress in 1995. Under Chinese law, the central bank is an independent legal entity separate from CDB. CDB is not aware of any contacts between the PBOC and any country identified by the U.S. State Department as a state sponsor of terrorism or subject to sanctions administered by OFAC that would be material to CDB, nor is CDB aware of any activities of the PBOC that would pose a material investment risk to persons considering purchasing in this offering by CDB.

SIDLEY AUSTIN BROWN & WOOD		HONG KONG

To:	Michael Coco, Esq.	September 12, 2005
Page:	3

3.	We note that a November 22, 2004 article and a March 4, 2005 article from Reuters News concerning Cuban nickel and cobalt production include references to “financing coming from the China Development Bank.” Please describe any agreements, arrangements and financings that involve operations in Cuba and any other country that has been identified by the U.S. State Department as a state sponsor of terrorism. Please advise us of the materiality of any such direct or indirect funding, and whether the existence of such an arrangement poses a material investment risk to potential investors and existing note holders.

CDB wishes to supplementally advise the Staff that these are speculations by the media and that CDB is not a party to any such agreements, arrangements and financings. Furthermore, CDB has not received any formal financing application or proposal from any party with respect to such projects and CDB has no plan of participating in any such financing.

4.	In preparing your responses to the foregoing comments, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note that legislation requiring divestment from, or reporting of interests in, companies that do business with U.S.-designated state sponsors of terrorism has been adopted by Arizona and Louisiana. Legislation requiring divestment from, or reporting of interests in, companies that do business with Sudan recently has been proposed by several other U.S. states, and adopted by Illinois, Oregon and New Jersey.

CDB takes note of the Staff’s comment.

*    *    *    *    *    *    *

If you need any further information, please call my Hong Kong office at 011-852-2509-7865 or my mobile phone at 011-852-9177-8501. My email address is htli@sidley.com.

As always, we appreciate your assistance.

Very truly yours,
/s/ Huanting Timothy Li

cc:	Mr. Liang Huijiang

Deputy Managing Director of Treasury

China Development Bank, Beijing

Robert Thomas, Esq.

Sullivan & Cromwell LLP, Beijing

Calvin Lai, Esq.

Sullivan & Cromwell LLP, Beijing